UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2020

Commission file number: 001-38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Pursuant to the adjournment of the shareholders meeting of Therapix Biosciences Ltd. (the “Company”) announced in the Company’s Report on Form 6-K submitted to the Securities and Exchange Commission on July 31, 2020, and in accordance with rules adopted by the Israeli Authorities, among others, the Ministry of Health, the Israeli Securities Authority and safety guidelines of the various local authorities, the Company will hold its adjourned shareholders meeting remotely via a Zoom videoconference (to enable all participants in the meeting to hear each other simultaneously), on Tuesday, August 4, 2020, at 4:00 pm (Israel Time) (the “Adjourned Meeting”). The Adjourned Meeting will not take place physically. Only shareholders whose shares are registered on the Company’s share registry in their name may register to attend the Adjourned Meeting, in person or by a designated representative, by e-mailing, no later than August 4, 2020, at 12:00 pm (Israel Time), a notice of attendance (the “Notice”) to the Company’s designated e-mail at Info@therapixbio.com, along with a certified copy of identification details (and a properly executed Power of Attorney if participation is through a representative). The Adjourned Meeting’s Zoom link will be sent to the e-mail address indicated in the Notice, along with further instructions.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745 and File No. 333-233417) and on Form S-8 (File No. 333-225773) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.

Date: August 3, 2020	By:	/s/ Dr. Ascher Shmulewitz
		Name:	Dr. Ascher Shmulewitz
		Title:	Executive Chairman of the Board of Directors

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